Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: BioCryst Pharmaceuticals, Inc.
Commission File No. of Subject Company: 000-23186

Excerpts from BioCryst Pharmaceutical, Inc.’s (“BioCryst”) February 27, 2018 Earnings Call Transcript:

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Thanks, Tom. Moving on to the announced merger with Idera. This morning, we filed our preliminary joint proxy statement prospectus in connection with the merger, as well as an updated investor presentation outlining the benefits of the transaction. I encourage you all to read the proxy statement and review our presentation.

After carefully evaluating a range of strategies to enhance shareholder value over roughly a 2-year period, which is detailed in the background section of the proxy statement, our board determined the combination with Idera was compelling from both a strategic and financial perspective. We have a highly experienced board of directors who are well respected for both their operational and strategic experience in the biopharma sector, and the board, with the assistance of BioCryst management and independent financial and legal advisors, determined a merger with Idera makes strong strategic sense and enhances shareholder value. Combining with Idera will position us to accelerate our strategic initiatives, expand disease targets and deliver life-changing therapies to more patients suffering from rare diseases.

The merger provides compelling upside opportunity to BioCryst shareholders by leveraging both companies’ diverse late-stage product pipelines, advanced discovery platforms and complementary expertise in rare diseases. Together, the combined company will have a robust late-stage pipeline with 2 highly attractive Phase III assets and 2 promising Phase II assets.

The merger is also synergistic in terms of cost as well as the enhanced development opportunities resulting from the combination of our discovery engines. This deal creates meaningful opportunities for operational cost savings, multiple near-term sources of nondilutive capital and new opportunities to expand the portfolio’s market potential and to maximize shareholder value creation.

Now I’d like to turn the call over to our CMO, Bill Sheridan. He will cover 2 key topics: First, what we learned during the evaluation of Idera, and why we believe IMO-2125 has a firm scientific foundation and impressive clinical data; and second, the potential opportunities that we believe will arise from combining our structure-guided small-molecule discovery platform with Idera’s nucleic acid and oligonucleotide chemistry discovery platform. After Bill finishes, I will come back to talk further about operational cost synergies, capital implications and maximizing shareholder value. With that, I’ll turn it over to Bill.

William P. Sheridan - BioCryst Pharmaceuticals, Inc. - Chief Medical Officer and SVP

Thanks, Jon. I’m excited by the opportunity that combining our companies will bring for patients with deadly and rare diseases. When I practiced medicine as a hematologist and oncologist, my area of research was bone marrow transplantation. In those days about 30 years ago, the graft-versus-leukemia effect was the only immuno-oncology treatment that existed, and in fact, even the term “immuno-oncology” was not yet in use. At that time, it was hard to see how the ability of the immune system to treat cancer could be made more broadly applicable, and I was then in the camp of immuno-oncology skeptics.

With that background to assess the Idera TLR agonist project, we thoroughly reviewed their Phase I/II trial data of intratumoral IMO-2125 in combination with a systemic checkpoint inhibitor in patients with metastatic melanoma who had failed prior checkpoint inhibitor treatment. We reached out to independent experts in melanoma treatment and translational medicine to help us with this review.

What we found was an impressive response rate, 5 of 10, or 50%, for ipilimumab plus 2125 at its recommended Phase II dose of 8 mg. These responses included visceral lesions and, very importantly, abscopal effects on distant lesions that were not injected with 2125. One subject has had a complete response that has persisted for over 2 years. One other subject who failed prior ipilimumab treatment also achieved a response on 2125 plus ipi.

Even if we look at the most conservative view and included all the doses assessed in the Phase I/II trial, we still saw a clinically meaningful overall response rate of 5 of 16, or 29%, of evaluable subjects in the ipi plus 2125 arm, which is more than double the 13% reported for ipilimumab alone.

A key part of our assessment was the evaluation of the translational medicine evidence that intratumoral injection of 2125 was working as advertised as an agonist of TLR9. The findings were comprehensive and compelling, and for example, included clinical tumor biopsy evidence of upregulation of innate immunity cytokine pathways and gene signatures, (inaudible) cell activation and tumor infiltration, and specific cytotoxic T-cell activation and tumor infiltration, including in distant lesions. Similar evidence had already been demonstrated in several animal tumor model experiments.

The evidence strongly supported the hypothesis that intratumoral injection of this TLR agonist could help turn immunologically cold tumors hot and potentially expand the utility of checkpoint inhibitors in refractory patient populations. Importantly, this includes PD-1-refractory melanoma patients, the population of the primary efficacy in Idera’s near-term Phase III trial of 2125 in combination with ipilimumab. We know from the approval trials for checkpoint inhibitors, conducted across a variety of solid tumors other than melanoma, that overall response rates are generally much lower than one would like to see. An attractive aspect of the TLR agonist approach is its potential to be broadly applicable across many tumor types, as it works on the body’s innate immune system independently of the type of cancer. Combination treatment with 2125 in these diseases is therefore attractive to pursue.

Right now, Idera has evidence that when 2125 is used as monotherapy in nonmelanoma solid tumors, a clinical benefit can be seen, with stable disease in several subjects who have visceral metastases. The ability to inject visceral lesions with 2125 is very important in the nonmelanoma setting especially, and sets the stage for future trials of 2125 in combination with checkpoint inhibitors across various cancers.
All combined, our review gave us confidence that what we were seeing could be very meaningful to patients and physicians. In addition, the breadth of potential combinations for 2125 with immunotherapy and larger patient populations could be of substantial interest in major players in the immuno-oncology space who do not have TLR9 agonists in their portfolio today.

For the future, the combination of BioCryst’s structural biology-based, small-molecule, drug-discovery capability with Idera’s oligonucleotide capability strengthens and diversifies our R&D pipeline. Approaches that could provide testable hypotheses would be, for example, small-molecule oligonucleotide conjugates targeted to specific tissue types, or combination therapeutics with small molecules and oligos exploiting 2 different mechanisms of action. Our stronger portfolio of discovery skills and development projects will help us to achieve our top priority for patients, which is to deliver life-saving therapies to more patients suffering from rare and orphan diseases and help them have a better quality of life.

I’ll now turn it back to Jon.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Thanks, Bill. Let me provide a bit more detail on the financial side. We expect to realize approximately $20 million in cash synergies in year 2 and a total of $30 million in year 3 of annual pretaxed cost synergies after closing. This will largely come from consolidating facilities and other expense savings, providing the combined company with increased financial strength and flexibility.

The company will be well capitalized, with a net pro forma December 31, 2017, cash balance of approximately $243 million to fund internal clinical development, discovery research and commercial launch preparation efforts. The combined company will have a cash runway into the third quarter of 2019, and we could extend it longer by renegotiating our debt, cash from in-the-money warrants and multiple opportunities for nondilutive capital through government stockpiling and new partnering arrangements.

For all these reasons we outlined when we announced the transaction and reiterated today, I am confident this merger will position the combined company to serve more patients by expanding opportunities for successful product development and commercialization and create sustainable shareholder value well beyond what we could achieve as a standalone company.

In summary, the combination of BioCryst and Idera creates a unique player in rare diseases with scale and a strengthened competitive position; provides more opportunities for success through a diversified late-stage pipeline, as well as a variety of early-stage programs and supporting assets; creates enhanced development opportunities through the synergy of combining 2 unique discovery engines; brings together best-in-class people with extensive clinical and commercial know-how in rare diseases; and increases our financial strength and flexibility through significant cost synergies and a stronger cash position. This is truly an opportunity where the whole has the potential to be much greater than the sum of the parts, and we believe the benefits of this combination for shareholders of both companies are compelling.

With that, I’ll now turn the call back over to Sonia to take your questions.

QUESTIONS AND ANSWERS

Operator

Our next question comes from Brian Abrahams of RBC Capital Markets.

Gregory James Renza - RBC Capital Markets, LLC, Research Division – Analyst

This is Greg on for Brian. Congrats on the progress, and thanks for taking my question. I’m just wondering if we could just -- if you could comment, perhaps, on the comprehensiveness of the merger process. Just curious that essentially -- certainly with the perceived value of BioCryst and 7353, clearly, per the proxy that was released today, there appeared to be a great deal of interest from multiple parties before the APeX-1 data. But I’m just curious how satisfied you are around the idea that a review was fully realized post the data and that any potential parties or partners were fully engaged to help realize that value. Thanks.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Sure, Greg. So let me be really clear: At BioCryst, the board and management has been looking at strategic options almost the entire time I’ve been at BioCryst. It’ll be 11 years. And in the last 2 years, we’d map out the detail in the background section of the proxy statement. You can imagine that there’d be more interest as we get closer to data and as we have data, and you can read the proxy and you can see that. But the key was, what strategic option was compelling to the board of directors to sign off on a deal? And this Idera one was that, right? It’s a late-stage pipeline, diversified late-stage pipeline. It’s got 2 complementary discovery engines, talent that’s complementary and financial capability and flexibility to create value way greater than what we could do as a standalone company. And so that’s what drove us to pull the trigger with Idera.

Gregory James Renza - RBC Capital Markets, LLC, Research Division – Analyst

Great. And then just looking forward, just curious if you could provide just some color just around some of your assumptions on 2125. It sounds like the new co will have a predilection for out-licensing 2125 following the merger, so perhaps you could provide, if possible, additional detail on what your assumptions are per the potential terms per monetization of that asset that, say, shaped your evaluation assumption for Idera, the company. Thanks.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Sure. So Bill described why the collective set of data, the clinical data and the translational data, led us to believe that there’s something unique here that turns cold tumors hot and could be really attractive, not only in melanoma, refractory melanoma, but in other tumor types as well. Vin has said this multiple times, that a company the size of Idera, and even the -- a company the size of the new co, doesn’t have the financial wherewithal to be able to do large umbrella studies across multiple tumor types to take full advantage of the potential of 2125. And so Idera, and again, you’ll see this in the background section of the proxy, has been in conversations since ESMO and SITC with potential partners, and we’ll evaluate whether or not those deals take place. If they do, that’s a source of capital that could be really meaningful when you look at some of the comparable deals out there. It could be really meaningful to the new co. And so, but as Vin always says, there are deals that are done and deals that aren’t done, and right now we don’t have a deal that’s done yet for partnering. So the way we look at it is, it’s refractory melanoma, and you’ll see in the proxy statement 2 other tumor types that we used to come up with the valuation that we felt were manageable for new co.

Gregory James Renza - RBC Capital Markets, LLC, Research Division – Analyst

Just to clarify: I’m not sure if you said this. The guidance you gave, does that include the merger, or that’s just standalone?

Thomas R. Staab - BioCryst Pharmaceuticals, Inc. - CFO, Principal Accounting Officer, Senior VP & Treasurer

Hey, Liisa, it’s Tom. No, that’s standalone BioCryst only.

Operator

Our next question comes from Maury Raycroft of Jefferies.

Unidentified Analyst

This is [Michelle] on for Maury. We were hoping you could elaborate more on the merger, and maybe specifically some of the ways you plan to direct your discovery platform in a synergistic way that could maybe result in competitive advantage for future programs. I know you mentioned earlier some conjugates and combinations, but could you maybe elaborate on how -- kind of how you’re thinking about moving some of those forward?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Sure. So let me start, and then I’ll pass it to Bill. So I think first and foremost, both companies have multiple decades of experience kind of refining their expertise in their respective platforms. So with us it’s structure-based drug design, small-molecule drug development. With Idera, it’s nucleic acid and oligonucleotide chemistry. And I think both companies have gotten really, really good at that. And so just looking at those 2 things alone, not in combination, what it does is it allows you to open up a number of additional rare diseases that quite frankly BioCryst couldn’t have pursued because we didn’t have that capability. And quite frankly, there are only a limited number of rare diseases where you can bring forward small molecules and create oral drugs in -- with enzyme inhibitors. And so this just increases the universe of diseases that we can go after and bring forward unique therapies for patients suffering from rare disease. And I’ll let Bill talk about the synergies between the two.

William P. Sheridan - BioCryst Pharmaceuticals, Inc. - Chief Medical Officer and SVP

Yes. So I would be very reluctant to limit the possibilities from combining 2 very creative research groups, and I think that what I hope to see, and what I fully expect to see, is that we’ll open up fresh opportunities, and not just for disease targets but one our other platform couldn’t go after. For example, there might be tissue types that would not be addressable with an oligo platform for one reason or another. But not just using the other platform, I think the combination of the two, in a variety of interesting ways, could help to address targets that couldn’t be approached with either platform alone. And as an example of how we intend to proceed, we’ll be looking again at the rare disease universe of information and thoroughly analyzing that to identify those types of targets and coming up again with a short list. And obviously we’ve done that in the past, and that’s where our FOP program came from, for example. But we need to do that again with a fresh approach that takes full advantage of both the oligo and the small-molecule and the combination ideas so that we can identify attractive targets with high unmet need, addressable patient populations and commercially attractive possibilities.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

This was -- and this was an important driver in doing the deal. Obviously, having late-stage Phase III products, and 2 of them, that are highly attractive with meaningful data, Phase II data, behind them, was the biggest driver of our attractiveness to this deal. But once those are on the market, you’ve got to refill the pipeline, and what Bill and I described is exactly how we’ll continue to fill the pipeline and have unique products for patients who suffer from rare disease. And so that builds sustainable value for shareholders.

Unidentified Analyst

Okay. And just one other follow-up on that: When you think of the different risk profiles of the assets of Idera versus BioCryst, when you look through those Idera assets, what is BioCryst most interested in advancing internally, and how is having this singular organization going to help advance it?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Well, just by having more, you diversify risk, first off. But that’s not enough. Obviously with IMO-2125, Bill articulated the setup data. So you’ve got Phase II clinical data and you’ve got translational research data for proof of mechanism so we understand why we’re seeing the effect that we’re seeing. From our perspective, that’s important to leading us to conclude that the chances of being successful in a Phase III trial is high, and also the chances that it could be used in other tumor types is high. And so that’s how we look at that risk. Of course, we think that with our Phase II data from APeX-1, that we also have a high probability of repeating the success that we saw in APeX-1 and APeX-2. And so getting both of those drugs to market creates real value. Beyond that, it’s a bit more exploratory, right? With ZENITH, this that Bill laid out, some of the differences in past acute therapy studies, so that adds some additional risk. And with 8400 from Idera, there’s less data to support that there’s proof of mechanism, and so there’s more risk on that program. And that’s how we assessed it. And then the early stuff has always got more risk, right? And so -- but when you combine it all together, I think the important thing is, it was really compelling that the combined organization would provide greater value for shareholders.

Operator

And our next question comes from Gena Wang of Barclays.

Huidong Wang - Barclays Bank PLC, Research Division - Research Analyst

Maybe just one more question regarding the merger process. Wondering, could you walk us through the expected timeline for the next steps in order for this to complete?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes, I’ll do my best on this one. So we’ve filed with the SEC the S-4. There’ll be a review process with the SEC. That could be a minimum of 30 days. It can be longer if there’s back and forth. Once that’s done, we will file the proxy, mail it out, set the record date for the shareholder meetings of the respective companies, and then the shareholder meetings will be held, the vote will be taken and the deal will be closed. And so we’re saying all of that will take place in the second quarter. Hard to predict exactly when because of the SEC review.

Operator

Our next question comes from Serge Belanger of Needham & Company.

Serge D. Belanger - Needham & Company, LLC, Research Division - Senior Analyst

A couple questions on 7353 and APeX-2. It sounds like it’s still on track to initiate this quarter. Is the merger at all an influence on getting the study started? And then a second question related to APeX-2 is: I think last -- during the last update you talked about a blinded interim analysis for pairing assumptions. Is that something we could expect in the second half of this year, and is that something that you plan on making a public announcement on?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

So I’ll take the first part. Bill can take the second. So no, there’s nothing that’s interfering with the progress that we’re making on APeX-2. The team is completely focused. Sites are getting up and initiated. Patients are going through screening. And we’re on track, as I said in my prepared remarks, to hit our timeline of dosing the first patient in this study in the first quarter. So -- and we’re working -- Bill and I are working with the teams to make sure that we hit our timelines, because that’s just really critical to the new company. And then Bill, you want to talk about the interim?

William P. Sheridan - BioCryst Pharmaceuticals, Inc. - Chief Medical Officer and SVP

Yes. So the -- we should set expectations appropriately low for what you’ll learn about the interim analysis. This is simply to look at the standard deviation in a blinded way and check that our pairing assumptions were fair. If the pairing assumptions were fair, and no change to sample – no increase in sample size is needed, then we won’t do anything and we’ll just complete the study. So the likelihood is that nothing will -- that will be outcome, and we’ll just complete the study as designed, and that’ll be that. So we’re not going to be seeing any efficacy data whatsoever. So just want to make sure that’s clear. It’s a very common thing to do; it’s a standard part of regulatory guidance and -- that regulators encourage sponsors to do that type of analysis to double-check their pairing assumptions, that’s all.

Operator

And our next question comes from Tazeen Ahmad of Bank of America.

Tazeen Ahmad - BofA Merrill Lynch, Research Division – VP

Maybe just on big picture, as you think about the organization post-merger in terms of the commercial organization that you want to build, you’ve mentioned, Jon, that you’re -- you have 2 late-stage assets. One is in angioedema and one’s going to be oncology. How are you thinking -- or rather, has there been any change to how you’re thinking about building out the commercial structure? And can you give us a sense of how big of an organization you foresee having?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes. We look at refractory melanoma, metastatic melanoma, as an orphan indication. And in terms of size of commercial infrastructure, similar to a rare disease. So it’d be like having 7353 for HAE and having an L2 inhibitor for FOP, right? You’re not going to use the same sales force because they don’t call on the same people, but both are very small, and both are highly profitable. And so both make sense. And so depending on how partnering discussions evolve and what deal structures end up happening, we’ll see how that all plays out. But you’re right, if we end up -- if the new company takes 2125 forward in metastatic melanoma, it’s a small sales force calling on a small number of physicians.

Tazeen Ahmad - BofA Merrill Lynch, Research Division – VP

Can you give us a little bit more color on what you mean by small?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Certainly less than 100, probably less than 50. I mean, for HAE, for example, you’re looking at a sales force of somewhere in the 40s, 30s to 40s. And so, small.

Tazeen Ahmad - BofA Merrill Lynch, Research Division – VP

Okay. And then, as you grow closer to having pivotal data readout, is there any update on market data in terms of preferences? Obviously the (inaudible) study has been ruled as encouraging. You mentioned that you’re getting patients that are both currently on prophylactic treatment as well as patients that are on acute-only treatment. Is there a specific population that you think would be your sweet spot, given what you know about the profile of your drug thus far, that you think you could particularly have strong traction with right from the beginning?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes. I think obviously people that don’t like needles is a great spot to start. And our market research says somewhere between 50% and 22% of patients are still on [antigens], and so going after those folks is a no-brainer. But there’s also the switch. I mean, we’ve had patients that we’ve heard of that are currently on prophylactic therapy that are stopping it to go onto our study. And it’s not just CINRYZE. And so that’s encouraging to us as well. And we’ve talked about ways to enhance the switch. Our market research is very solid right now in terms of preference, and maybe it’s worth walking through that real quickly again. So we’ve looked at or talked to 178 U.S. physicians who treat HAE in 101 patients, and we presented them in a conjoined analysis with the profile of Haegarda, the profile of lanadelumab, prior to the data, but with a really high response rate, I think north of 80%, with a once-a-month. So it’s best-convenience dosing, once-a-month injection. And then we had the profile of 7353, and we threw in the kitchen sink, because it’s easier to take that stuff out later than it is to put it in. And we held everything constant and varied the efficacy of 7353, and the preference share largely stayed the same from a 55% reduction all the way up to an 85% reduction. And what that tells us is that there’s a really strong preference for a once-a-day oral medication. And so we’re really excited about that data. We’ll continue to run market research as we get closer to launch, with new products on the market, but the initial findings are extremely encouraging.

Tazeen Ahmad - BofA Merrill Lynch, Research Division – VP

And then last question, Jon, assuming that Shire does get approved, and once they announce pricing, does their pricing have any impact on the price that you’re thinking for your product?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Of course. Your competitor’s pricing always is interesting to know. And so this is a case where coming in after is actually helpful, and in particular in Europe it will be interesting, because that’s a bit more challenging. But yes, that will definitely be helpful to us. And as I’ve said repeatedly, with a small molecule and a small-molecule cost of goods, the flexibility we have is the best of any competitor in the space.

Operator

And we do have a follow-up question from Charles Duncan of Piper Jaffray.

Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst

Good deal. So just -- I wanted to ask a question or two about the merger. The first one is kind of fact-based and perhaps it’s a bit premature yet, but have you identified and secured the plan in personnel regarding clinical development leadership post-merger?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes, I’ll take that one. So Bill will definitely stay with the new company and will be CMO responsible for, obviously, the HAE program and other rare diseases. And Joanna will stay with the company and see 2125 and the oncology program through. So these are 2 late-stage programs that are moving into Phase

III, and so making sure that the trains run on time and we hit our timelines and move our programs forward is really important. So disrupting those teams makes no sense.

Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst

Yes, makes -- that makes sense to me. And I guess I wanted to ask, maybe, a couple of questions of you, Jon. Not sure there’s an answer here, but you’ve been pushing this elephant up the stairs for a while, and I think you mentioned a decade or so, and really poured a lot of thought into it, and I’m wondering what was the key trigger here for timing? Was it the data on 2125 or some other consideration?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes. Like I said, we’ve been looking at strategic options for the majority of that 10-year period and just didn’t find one that ultimately made sense. And this one made complete sense now, right? And some of that had to do with both companies having great data in their Phase II programs and moving into Phase III. Some of it had to do with complementary discovery engines that we thought not only allowed us to go after more targets, but to put the two together and go places maybe others can’t. And the financial flexibility was really important in this as well. And so all of that combined convinced us, both management and the board, that this was a compelling transaction that could lead to much greater value than BioCryst as a standalone company. And so that’s why we’re doing it.

Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst

Okay. Well let me ask that question again in a different way, which is kind of a silly sell-sider attempt to further understand your thinking, and that is: When -- I mean, you talked about synergies, and I absolutely agree that the pipeline’s being -- is more diversified and has critical mass and potentially opportunities to monetize some of the assets, but I’m wondering if the strategy chosen versus, say, being acquired, reflects any changes that you see in the HAE market dynamics or concern relative to 7353 value proposition? I always thought that as that asset got over the goal line, that the company would be acquired.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes. So listen; companies -- somebody, a banker, I think, told me this -- companies are bought, not sold. And the way we look at this, we first off feel that our valuation in the market right now is underappreciated for sure, and you’ll see that when you look at the proxy and see how we valued the company. And then secondly, and this is the most important point, is how do we create bigger value over a longer period of time, right? And just flipping the card on APeX-2 gets you some value. But if you’ve got a pipeline that’s appreciated, and you’ve got a discovery engine that’s appreciated, and you have another asset that’s going to market that’s appreciated, you can build a company that has much greater value and sustainable value for shareholders. And so that’s what we see. That’s the strategy, and that’s how we made the decision.

Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst

Okay, that’s helpful. I just wanted to ask one more question, and that is kind of related to when I talk to investors, they often prefer risk diversification across a portfolio of different positions, and this merger clearly seems to be a good way to build a company but less so a stock, at least in the short run. And because in the past it was clearly a pure-play HAE company. And I’m going to ask you to speculate here, but what milestones would you point to in the future that may reaffirm your conviction in the strategy? Anything in particular?

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Yes. I think the ASCO update on the readout of 2125 will be an important event, right? They’ve got 5 out of 10 responders. I think they’ll have up to 21, or maybe even more than that, at the time they do the ASCO readout. So understanding what kind of response rate we have at that point in time will be very important. Flipping the card on 8400, we said there’s greater risk because there’s no proof-of-mechanism data like you have with 2125. But that card will be flipped. If that’s positive, that’s great. If it’s not, it’ll be stopped. And then the readout we said in the second half of the year on the 750-mg cohort with ZENITH-1 will give us a really good sense not only on the primary endpoint but the second endpoints as well, and what are we finding, as Bill says, in the modern era, when patients are treating themselves at home much quicker than if they had to go into the clinic? And then of course the progress that we’re making on both our pivotal studies, 2125 and APeX-2 with 7353, and then looking into next year, the data readout on APeX-2, and also moving our L2 inhibitors into the clinic. I mean, very, very exciting, number of catalysts in the combined company that will show progress and give you a sense of, does this strategy make sense?

Operator

Thank you. And this does conclude our question-and-answer session. I would now like to turn the call back over to Jon Stonehouse for any closing remarks.

Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director

Thank you. Again, we’re pleased with the significant progress we made in 2017, as well as our strong start in 2018. We’re focused on moving our programs forward and hitting our timelines, and we look forward to completing our merger with Idera to position us to deliver enhanced value to shareholders beyond what we could achieve as a standalone company, as well as life-changing therapies to more patients suffering from rare diseases. Thank you and have a great day.

Additional Information and Where to Find It
In connection with the proposed merger, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the preliminary joint proxy statement of BioCryst and Idera Pharmaceuticals, Inc. (“Idera”) and that also will constitute a prospectus of Holdco. These materials are not yet final and will be amended. Once the Registration Statement is declared effective by the SEC, each of BioCryst and Idera will mail the definitive joint proxy statement/prospectus included therein to their respective stockholders. BioCryst, Idera and Holdco will also file other documents with the SEC regarding the proposed transaction. These documents are not substitutes for the definitive joint proxy/prospectus that will be filed by each of BioCryst and Idera with the SEC and mailed to stockholders. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017 Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed merger can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.
Forward-Looking Statements
These materials contain forward-looking statements within the meaning of the federal securities law, regarding, among other things, future events or the future financial performance of Idera and BioCryst. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All forward-looking statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; Idera’s and BioCryst’s plans, objectives expectations and intentions; any assumptions underlying any of the foregoing; and any statements relating to the merger, are forward-looking statements. Forward-looking statements are based on information currently available to Idera and BioCryst and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger;

(ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupt current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger.

While the list of factors presented here is, and the list of factors presented in the Registration Statement is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.